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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*

                                FreeMarkets, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    356602102
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 1999
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |X| Rule 13d-1(b)
         |_| Rule 13d-1(c)
         |X| Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 9 pages

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CUSIP No.  356602102                           Page     2     of     9    Pages
          ------------                              ---------    --------
                                     13G

-------- ----------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON (Entities only)

                              Saturn Capital, Inc.

-------- ----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                   (a)  |_|

                                                   (b)  |_|

-------- ----------------------------------------------------------------------
3        SEC USE ONLY

-------- ----------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

                                  Massachusetts

------------------- ------ -----------------------------------------------------
                    5      SOLE VOTING POWER
    NUMBER OF
                           2,428,269 shares, 2,409,000 of which are held by
      SHARES               Saturn Capital, Inc. and 19,269 of which are held by
                           Saturn Asset Management, Inc.  Saturn Capital, Inc.
                           is wholly owned by Saturn Asset Management, Inc., of
                           which Jeffrey S. McCormick is the controlling
                           shareholder.
                    ------ ----------------------------------------------------
   BENEFICIALLY     6      SHARED VOTING POWER

     OWNED BY                           0

       EACH
                    ------ ----------------------------------------------------
                    7      SOLE DISPOSITIVE POWER
    REPORTING
                           2,428,269 shares, 2,409,000 of which are held by
                           Saturn Capital, Inc. and 19,269 of which are  held by
      PERSON               Saturn Asset Management, Inc.  Saturn Capital, Inc.
                           is wholly owned by Saturn Asset Management, Inc., of
                           which Jeffrey S. McCormick is the controlling
                           shareholder.
                    ------ ----------------------------------------------------
       WITH         8      SHARED DISPOSITIVE POWER

                                        0
-------- ----------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,428,269 shares, 2,409,000 of which are held by Saturn Capital, Inc. and 19,269 of which are held by Saturn Asset Management, Inc. Saturn Capital, Inc. is wholly owned by Saturn Asset Management, Inc., of which Jeffrey S. McCormick is the controlling shareholder.
-------- ----------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                              | |
-------- ----------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         6.84 %
-------- ----------------------------------------------------------------------
12       TYPE OF REPORTING PERSON

                    BD
-------- ----------------------------------------------------------------------


                                Page 2 of 9 pages

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CUSIP No.  356602102                           Page     3     of     9    Pages
          ------------                              ---------    --------
                                     13G

-------- ----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON (Entities only)

                          Saturn Asset Management, Inc.

-------- ----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                    (a)  |_|
                                                    (b)  |_|

-------- ----------------------------------------------------------------------
3        SEC USE ONLY

-------- ----------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Delaware

------------------- ------ ----------------------------------------------------
                    5      SOLE VOTING POWER
    NUMBER OF
                           2,428,269 shares, 2,409,000 of which are held by
                           Saturn Capital, Inc. and 19,269 of which are held by
      SHARES               Saturn Asset Management, Inc.  Saturn Capital, Inc.
                           is wholly owned by Saturn Asset Management, Inc., of
                           which Jeffrey S. McCormick is the controlling
                           shareholder.
                    ------ ----------------------------------------------------
   BENEFICIALLY     6      SHARED VOTING POWER

     OWNED BY                           0

       EACH
                    ------ ----------------------------------------------------
                    7      SOLE DISPOSITIVE POWER
    REPORTING
                           2,428,269 shares, 2,409,000 of which are held by
                           Saturn Capital, Inc. and 19,269 of which are held by
      PERSON               Saturn Asset Management, Inc.  Saturn Capital, Inc.
                           is wholly owned by Saturn Asset Management, Inc., of
                           which Jeffrey S. McCormick is the controlling
                           shareholder.
                    ------ ----------------------------------------------------
       WITH         8      SHARED DISPOSITIVE POWER

                                        0
-------- ----------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,428,269 shares, 2,409,000 of which are held by Saturn Capital, Inc. and 19,269 of which are held by Saturn Asset Management, Inc. Saturn Capital, Inc. is wholly owned by Saturn Asset Management, Inc., of which Jeffrey S. McCormick is the controlling shareholder.

-------- ----------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES


                                                                 | |
-------- ----------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         6.84 %

-------- ----------------------------------------------------------------------
12       TYPE OF REPORTING PERSON

                    CO
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                                Page 3 of 9 pages

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CUSIP No.  356602102                           Page     4     of     9    Pages
          ------------                              ---------    --------
                                     13G
-------- ----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON (Entities only)

                              Jeffrey S. McCormick

-------- ----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                      (a)  |_|
                                                      (b)  |_|

-------- ----------------------------------------------------------------------
3        SEC USE ONLY

-------- ----------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

                            United States of America

------------------- ------ ----------------------------------------------------
                    5      SOLE VOTING POWER
    NUMBER OF
                           2,428,269 shares, 2,409,000 of which are held by
                           Saturn Capital, Inc. and 19,269 of which are held by
      SHARES               Saturn Asset Management, Inc.  Saturn Capital, Inc.
                           is wholly owned by Saturn Asset Management, Inc., of
                           which Jeffrey S. McCormick is the controlling
                           shareholder.
                    ------ ----------------------------------------------------
   BENEFICIALLY     6      SHARED VOTING POWER

     OWNED BY                           0

       EACH
                    ------ ----------------------------------------------------
                    7      SOLE DISPOSITIVE POWER
    REPORTING
                           2,428,269 shares, 2,409,000 of which are held by
                           Saturn Capital, Inc. and 19,269 of which are held by
      PERSON               Saturn Asset Management, Inc.  Saturn Capital, Inc.
                           is wholly owned by Saturn Asset Management, Inc., of
                           which Jeffrey S. McCormick is the controlling
                           shareholder.
                    ------ ----------------------------------------------------
       WITH         8      SHARED DISPOSITIVE POWER

                                        0
-------- ----------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,428,269 shares, 2,409,000 of which are held by Saturn Capital, Inc. and 19,269 of which are held by Saturn Asset Management, Inc. Saturn Capital, Inc. is wholly owned by Saturn Asset Management, Inc., of which Jeffrey S. McCormick is the controlling shareholder.
-------- ----------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES


                                                               | |
-------- ----------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         6.84 %

-------- ----------------------------------------------------------------------
12       TYPE OF REPORTING PERSON

                    IN
-------------------------------------------------------------------------------

                                Page 4 of 9 pages

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Item 1(a).                          NAME OF ISSUER

                                    FREEMARKETS, INC.

         Item 1(b).                 ADDRESS OF ISSUER'S PRINCIPAL OFFICE

                                    ONE OLIVER PLAZA
                                    210 SIXTH AVENUE
                                    PITTSBURGH, PA 15222

         Item 2(a).                 NAME OF PERSON FILING

                                    SATURN CAPITAL, INC.
                                    SATURN ASSET MANAGEMENT, INC.
                                    JEFFREY S. MCCORMICK

         Item 2(b).                 ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR
                                    IF NONE, RESIDENCE

                                    75 FEDERAL STREET
                                    SUITE 1320
                                    BOSTON, MA 02110

         Item 2(c).                 CITIZENSHIP OR PLACE OF ORGANIZATION

                                    SATURN CAPITAL, INC.:  MASSACHUSETTS
                                    SATURN ASSET MANAGEMENT, INC.:  DELAWARE
                                    JEFFREY S. MCCORMICK:  UNITED STATES OF
                                    AMERICA

         Item 2(d).                 TITLE OF CLASS OF SECURITIES

                                    COMMON STOCK, $.01 PAR VALUE

         Item 2(e).                 CUSIP NUMBER

                                    356602102

         Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                        (a) [x] Broker or dealer registered under Section 15 of the Exchange Act(1)

                        (b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

                        (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

                        (d) [ ]     Investment company registered under
                                    Section 8 of the Investment Company Act.

                        (e) [ ] Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

                        (f) [ ] Employee benefit plan, or endowment fund in accordance with Rule
                                    13d-1(b)(1)(ii)(F).

                        (g) [ ] Parent holding company or control person, in accordance with Rule
                                    13d-1(b)(1)(ii)(G).

--------------
(1) This applies to Saturn Capital, Inc. only.

                                Page 5 of 9 pages

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                        (h) [ ]     A savings association as defined in
                                    Section 3(b) of the Federal Deposit
                                    Insurance Act.

                        (i) [ ] A church plan that is excluded from the definition of an investment company under
                                    Section 3(c)(14) of the Investment
                                    Company Act.

                        (j) [ ]     Group, in accordance with Rule
                                    13d-1(b)(1)(ii)(J). If this statement is filed pursuant to Rule 13d-1(c), check this box [ ].

         Item 4.                    OWNERSHIP

                                    Provide the following information regarding the aggregate number and percentage of the class of the securities of the issuer identified in Item 1.

                                    (a)  Amount Beneficially Owned:

                                    2,428,269 SHARES, 2,409,000 OF WHICH ARE
                                    HELD BY SATURN CAPITAL, INC. AND 19,269 OF
                                    WHICH ARE HELD BY SATURN ASSET MANAGEMENT,
                                    INC. SATURN CAPITAL, INC. IS WHOLLY OWNED BY
                                    SATURN ASSET MANAGEMENT, INC., OF WHICH
                                    JEFFREY S. MCCORMICK IS THE CONTROLLING
                                    SHAREHOLDER.

                                    (b) Percent of Class:

                                    6.84 %

                                    (c) Number of shares as to which such
                                    persons has:

                                         (i)   sole power to vote or to direct
                                         the vote:

                                         2,428,269 SHARES, 2,409,000 OF WHICH
                                         ARE HELD BY SATURN CAPITAL, INC. AND
                                         19,269 OF WHICH ARE HELD BY SATURN
                                         ASSET MANAGEMENT, INC. SATURN
                                         CAPITAL, INC. IS WHOLLY OWNED BY
                                         SATURN ASSET MANAGEMENT, INC., OF
                                         WHICH JEFFREY S. MCCORMICK IS THE
                                         CONTROLLING SHAREHOLDER.

                                         (ii) shared power to vote or to
                                         direct the vote:

                                               -0-

                                         (iii) sole power to dispose or to
                                         direct the disposition of:

                                         2,428,269 SHARES, 2,409,000 OF WHICH
                                         ARE HELD BY SATURN CAPITAL, INC. AND
                                         19,269 OF WHICH ARE HELD BY SATURN
                                         ASSET MANAGEMENT, INC. SATURN
                                         CAPITAL, INC. IS WHOLLY OWNED BY
                                         SATURN ASSET MANAGEMENT, INC., OF
                                         WHICH JEFFREY S. MCCORMICK IS THE
                                         CONTROLLING SHAREHOLDER.

                                         (iv) shared power to dispose or to
                                         direct the disposition of:

                                               -0-

                                Page 6 of 9 pages

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         Item 5.                    OWNERSHIP OF FIVE PERCENT OR LESS OF A
                                    CLASS.

                                    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

                                            INAPPLICABLE

         Item 6.                    OWNERSHIP OF MORE THAN FIVE PERCENT ON
                                    BEHALF OF ANOTHER PERSON.

                                    If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

                                            INAPPLICABLE

         Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                                    If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

                                            INAPPLICABLE

         Item 8.                    IDENTIFICATION AND CLASSIFICATION OF
                                    MEMBERS OF THE GROUP.

                                    If a group has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(J), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

                                            INAPPLICABLE

         Item 9.                    NOTICE OF DISSOLUTION OF GROUP.

                                    Notice of dissolution of a group may be
                                    furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on

                                Page 7 of 9 pages
                                    will be filed, if required, by the
                                    members of the group, in their individual capacity. (See Item 5.)

                                            INAPPLICABLE

         Item 10.                   CERTIFICATION.

                                    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purposes or effect.


                                Page 8 of 9 pages

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                            Date:      April 14, 2000
                                       ----------------------------------
                            Signature: /s/ Jeffrey S. McCormick
                                       ----------------------------------
                                       Saturn Capital, Inc.
                                       By:  Jeffrey S. McCormick
                                            -----------------------------
                                       Its: President
                                            -----------------------------
                            Signature: /s/ Jeffrey S. McCormick
                                       ----------------------------------
                                       Saturn Asset Management, Inc.
                                       By:  Jeffrey S. McCormick
                                            -----------------------------
                                       Its: President
                                            -----------------------------
                            Signature: /s/ Jeffrey S. McCormick
                                       ----------------------------------
                                       Jeffrey S. McCormick


                                Page 9 of 9 pages